April 11, 2007

Mail Stop 4561

Charlie Rodriquez
Asia Payment Systems, Inc.
800 5th Avenue, Suite 4100
Seattle, Washington  98104

Re:	Asia Payment Systems, Inc.
      Preliminary Information Statement on Schedule 14C
      Filed on March 12, 2007

Dear Mr. Rodriquez:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment letter. Please provide a detailed legal analysis regarding how the shareholders that prepared and circulated the consent complied with the company`s by-laws and Regulation 14A of the Exchange Act. Refer to Rule 14a-2.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have any questions, please call Michael McTiernan at
(202) 551-3852 or me at (202) 551-3780.


      Sincerely,



Karen J. Garnett
Assistant Director


Charlie Rodriquez
Asia Payment Systems, Inc.
April 11, 2007
Page 1